FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 24, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

Entry into a Material Definitive Agreement.

     On August 22, 2004, ARM Holdings plc, a public limited company organized under the laws of England and Wales (“ARM”), Salt Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of ARM (“Merger Sub”) and Artisan Components, Inc., a Delaware corporation (“Artisan”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein Artisan will merge with and into Merger Sub (the “Merger”).

     Under the terms of the Merger Agreement, upon consummation of the Merger, holders of common stock of Artisan (other than stockholders who exercise appraisal rights under Delaware law), in each case issued and outstanding immediately prior to the consummation of the Merger, will receive on average for each share of Artisan common stock (i) $9.60 in cash and (ii) 4.41 ARM American depositary shares (“ADSs”), each ADS representing three ordinary shares of ARM, (or, in the alternative, 13.23 ARM ordinary shares). Artisan stockholders will have the right to elect to receive consideration in cash, ARM ADSs or ordinary shares, or a combination thereof, subject to pro ration. The total aggregate consideration being paid will be (i) $9.60 in cash multiplied by the number of shares of Artisan stock outstanding at the effective time, plus (ii) 4.41 ARM ADSs (or, in the alternative, 13.23 ARM ordinary shares) multiplied by the number of shares of Artisan stock outstanding at the effective time (using the current number of shares of Artisan stock outstanding approximately $225 million in cash would be paid to Artisan stockholder). If more stockholders elect cash than can be paid with the available aggregate cash consideration, cash electing stockholders will receive a combination of cash and shares according to a proration formula described in the Merger Agreement. Similarly, if more Artisan stockholders elect ARM ADSs or ordinary shares than can be paid with the available aggregate ARM ADSs or ordinary shares, share electing stockholders will receive a combination of shares and cash according to a proration formula described in the Merger Agreement. The amount of cash, ARM ADSs or ordinary shares or combination of cash and ARM ADSs or ordinary shares that an Artisan stockholder receives in the merger will depend on whether the stockholder has submitted an election form, what the stockholder has elected to receive and the elections made by all other stockholders. Accordingly, the form or mix of merger consideration that an Artisan stockholder receives may be different from the form or mix that he has elected to receive. A stockholder that has elected to receive only cash could receive a combination of cash and ARM ADSs or ordinary shares, and a stockholder that has elected to receive only ARM ADSs or ordinary shares could receive a combination of ARM ADSs or ordinary shares and cash. Artisan stockholders who do not make an election will get a consideration mix that will be based on the aggregate remaining cash and stock after all the electing stockholders are satisfied. The foregoing description of the Merger consideration, the election mechanism and the per share allocation do not purport to be complete and are qualified in their entirety by reference to Section 2.02 of the Merger Agreement.

     In addition, options to acquire Artisan common stock outstanding immediately prior to the consummation of the Merger will, upon consummation of the Mergers, be converted into options to acquire ARM ordinary shares at the value of (i) and (ii) above.

     The Merger is conditioned upon, among other things, (i) the approval of the shareholders of ARM and stockholders of Artisan, (ii) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of any other material approvals under applicable foreign antitrust laws, and (iii) other customary conditions.

     The parties currently expect the Mergers to close in the fourth calendar quarter of 2004; although, there can be no assurances that the Mergers will close in that time period.

     The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, ARM and certain officers and directors of Artisan entered into stockholder voting agreements (the “Voting Agreements”), pursuant to which, among other things, such Artisan officers and directors agreed to vote their shares in favor of the Merger and certain related matters. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, a form of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, Artisan and certain officers and directors of ARM entered into irrevocable undertakings (the “Undertakings”), pursuant to which, among other things, such ARM officers and directors agreed to vote their shares in favor of the Merger and certain related matters. The foregoing description of the Undertakings does not purport to be complete and is qualified in its entirety by reference to such agreements, a form of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, ARM, Lucio L. Lanza and Mark. R. Templeton entered into a deed of indemnity (the “Indemnification Agreement”), pursuant to which, among other things, ARM agreed to provide indemnification for certain losses and obtain insurance for Messrs. Lanza and Templeton in connection with the Listing Particulars and Offering Circular to be filed by ARM with the United Kingdom Listing Authority in connection with the transactions contemplated by the Merger Agreement. The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a form of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, ARM and Artisan agreed upon a Merger Consideration Illustrative Calculation (the “Calculation”), which illustrates the election mechanism for the consideration to be paid in the Merger. The foregoing description of the Calculation does not purport to be complete and is qualified in its entirety by reference to such agreements, a form of which is filed as Exhibit 8 hereto and is incorporated herein by reference.

     On August 23, 2004, ARM and Artisan issued a joint press release announcing that they had entered into the Merger Agreement, which is attached hereto as Exhibit 6 and held joint investor calls during which they presented the materials attached hereto as Exhibit 7. The press release and investor materials are incorporated herein by reference.

INDEX TO EXHIBITS

Item

1.	Agreement and Plan of Merger dated August 22, 2004 among ARM Holdings plc, Salt Acquisition Corporation and Artisan Components, Inc.*

2.	Form of Stockholder Voting Agreement dated August 22, 2004 between ARM Holdings plc and certain officers and directors of Artisan Components, Inc.*

3.	Form of Irrevocable Undertaking dated August 22, 2004 between Artisan Components, Inc. and certain officers and directors of ARM Holdings plc.*

4.	Form of Deed of Indemnity dated August 22, 2004 among ARM Holdings plc, Lucio L. Lanza and Mark R. Templeton.*

5.	Form of Affiliate Agreement to be entered into among ARM Holdings plc, Artisan Components, Inc. and certain affiliates of Artisan Components, Inc.*

6.	Press Release dated August 23, 2004 of ARM Holdings plc and Artisan Components, Inc. (1)

7.	Investor Presentation dated August 23, 2004 of ARM Holdings plc and Artisan Components, Inc. (2)

8.	Merger Consideration Illustrative Calculation

* previously filed
(1) Incorporated by reference to the filing pursuant to Rule 425 by the Registrant on August 23, 2004.
(2) Incorporated by reference to the filing pursuant to Rule 425 by the Registrant on August 23, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 24, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 8

Exhibit D
MERGER CONSIDERATION ILLUSTRATIVE CALCULATION(1)

Inputs		Calculation of terms as defined in Merger Agreement
Acquiror share price at signing	$5.51	Closing cash per share amount	$33.41
Average share price(2)	$5.40	Closing stock per share amount	$6.19
Shares of target stock(3)	23,433,123	Maximum number of cash electing shares	6,732,347
Total cash payout	$225,000,000	Maximum number of stock electing shares	16,700,676
Cash amount	$9.60	Cash deficiency ratio	2.30
Share ratio	4.41	Stock deficiency ratio	1.30
		Cash proration factor	1.52
		Stock proration factor	0.93
Hypothetical Assumptions
Dissenting shares	100
Non-Electing shares	1,000,000
Cash Electing shares	4,433,023
Stock Electing shares	18,000,000

	23,433,123

Outputs

A) Stock electing share gets	Value / Share	Total Value	ARM ADSs

ADSs	$31.00	$558,036,391	103,340,072
Cash	2.41	$43,415,609

Total	$33.41	$601,452,000

B) Cash electing share gets	Value / Share	Total Value

ADSs	$0.00	$0	–
Cash	33.41	$148,125,031

Total	$33.41	$148,125,031

C) Non-electing share gets	Value / Share	Total Value

ADSs	$0.00	$0	–
Cash	33.40	$33,414,000

Total	$33.40	$33,414,000

	Consideration Paid to Shareholders
	Total cash value	$224,954,639
	Total ADS value	558,036,391

	Total	$782,991,031

DATA TABLES

		Value to Cash and Stock Electing Shareholders at Different Election Outcomes and Closing Prices(4)

1) Cash Election Shares Get Cash Equal To:

		Number of Cash Elected Shares

		2,000,000	4,000,000	6,000,000	8,000,000
Average	6.50	38.27	38.27	37.49	28.12
Share price	6.00	36.06	36.06	36.06	28.12
	5.50	33.86	33.86	33.86	28.12
	5.00	31.65	31.65	31.65	28.12
	4.50	29.45	29.45	29.45	28.12

2) Cash Election Shares Get ADS Equal To:

		Number of Cash Elected Shares

		2,000,000	4,000,000	6,000,000	8,000,000
Average	6.50	–	–	0.75	10.15
Share price	6.00	–	–	–	7.94
	5.50	–	–	–	5.74
	5.00	–	–	–	3.53
	4.50	–	–	–	1.33

3) Stock Election Shares Get ADS Equal To:

		Number of Stock Elected Shares

		12,000,000	15,000,000	18,000,000	21,000,000
Average	6.50	38.27	38.27	37.32	31.99
Share price	6.00	36.06	36.06	34.45	29.53
	5.50	33.86	33.86	31.58	27.07
	5.00	31.65	31.65	28.71	24.60
	4.50	29.45	29.45	25.84	22.14

4) Stock Election Shares Get Cash Equal To:

		Number of Stock Elected Shares

		12,000,000	15,000,000	18,000,000	21,000,000
Average	6.50	–	–	0.95	6.28
Share price	6.00	–	–	1.61	6.53
	5.50	–	–	2.28	6.79
	5.00	–	–	2.94	7.05
	4.50	–	–	3.61	7.30

Notes:
(1) Note that for purposes of this illustrative calculation, all references to “Shares” or “Stock” of ARM refer to ADSs. Each ADS represents three ordinary shares.
(2) Will be based on 10 random trading days selected by both parties from a 20 day lot ending 2 days prior to close.
(3) For illustrative purposes only, assumes that the shares outstanding at close are the same as at August 11, 2004; excludes options.
(4) Assumes 100 dissenting shares and 1,000,000 non-electing shares. Assumes no Artisan shares elect ordinary shares and all Stock electing shares elect to recieve ADSs. Each ADS represents three ordinary shares.